UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER CUSIP NUMBER:	001-34872 13466Y105

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	December 31, 2014

☐ Transition Report on Form 10-K	☐ Transition Report on Form 10-Q
☐ Transition Report on Form 20-F	☐ Transition Report on Form N-SAR
☐ Transition Report on Form 11-K

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Campus Crest Communities, Inc.
Full Name of Registrant

N/A
Former Name if Applicable

2100 Rexford Road, Suite 414
Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina 28211
City, State and Zip Code

PART II — RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(b)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why the Form 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach extra sheets if needed.)

As previously disclosed, Campus Crest Communities, Inc. (the “Company”) and certain of its affiliates recently completed certain acquisitions pursuant to the Company’s purchase and sale agreement, as amended, with the former members of Copper Beech Townhome Communities, LLC and Copper Beech Townhome Communities (PA), LLC. Due to the significant nature of this transaction, the Company needs additional time to complete the documentation and corresponding disclosure contained in its annual report. Accordingly, Campus Crest is unable to file its annual report by the original filing deadline without unreasonable effort and expense. The Company expects to file the Form 10-K within fifteen days of the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Scott R. Rochon	704	496-2507
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒	No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒	No ☐

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant previously announced its unaudited fiscal year-end 2014 financial results by press release, dated February 26, 2015, a copy of which was furnished as an exhibit to a Form 8-K filed with the Securities and Exchange Commission on February 26, 2015. Such unaudited results reflected various changes in the registrant’s results of operation from the previous year, the more significant of which were summarized in the text portion and corresponding schedules included in the press release. At this time, the registrant does not expect that the audited financial statements that will be included in its Form 10-K for the year ended December 31, 2014 will reflect any material differences from the results of operation reflected in such unaudited results.

Campus Crest Communities, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date February 27, 2015	By:	/s/ Scott R. Rochon
Scott R. Rochon
Acting Chief Financial Officer and Chief Accounting Officer